Exhibit (d)(15)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

RIDER

WAIVER OF SPECIFIED PREMIUM (WSP)

Any undefined terms used in this rider (the “WSP Rider”) have the meaning set forth in the policy (the “Base Policy”) to which this WSP Rider is attached. This WSP Rider, when paid for, is made a part of the Base Policy, based on the application for the WSP Rider. Additional information on the WSP Rider can be found on the attached WSP Rider Data Page (the “Data Page”). Rider Benefits (as defined below) may not prevent your Base Policy from lapsing. You may be required to pay additional premiums to maintain your Base Policy in force.

1.	Benefit If the Insured has a Total Disability (as defined in Section 4 below) while the WSP Rider is in effect, we will: (a) apply the specified premium (the “WSP Amount”) up to a maximum amount (the “Maximum WSP Amount”) as a payment to the Base Policy and (b) waive the deduction of any WSP Rider Charge (as defined in Section 7 below), until (i) we have determined that the Insured’s Total Disability has ended; (ii) the Base Policy Anniversary on which the Insured is age 65; or (iii) the Base Policy ends or is surrendered, whichever comes first (the “Benefit Period”). The WSP Amount will be reduced by any Sales Expense Charges, required under the Base Policy (the “Adjusted WSP Amount”). These benefits will be referred to as the Rider Benefits in the WSP Rider. The WSP Amount and the Maximum WSP Amount are shown on the Data Page. The Sales Expense Charge is shown on the Base Policy Data Page.

The Adjusted WSP Amount will be applied to the Base Policy’s investment options, in accordance with your premium allocation election in effect at that time.

2.	Benefit Payment Rider Benefits will not begin until we: (a) receive proof, as described in Section 6 below, that the Insured has had a Total Disability for a period of six (6) consecutive months (the “Waiting Period”) and (b) have approved your claim of the Insured’s Total Disability.

We will begin to apply the Rider Benefits on the Monthly Deduction Day following the date that we have approved your claim of the Insured’s Total Disability. At that time, we will: (a) credit a one-time lump sum to the Base Policy’s Cash Value to cover any WSP Amount(s) that would have been paid from the start of Total Disability; and (b) credit any WSP Rider Charge(s) that were deducted during that period to the Base Policy’s Cash Value.

If your Base Policy lapses during the Waiting Period, we will reinstate it without evidence of insurability provided that a Total Disability begins on or before the start of the Late Period under the Base Policy. If a Total Disability begins after the start of the Late Period under the Base Policy, any unpaid Monthly Deduction Charges due prior to the start of Total Disability must be paid before we will approve a claim of Total Disability. In such cases, we may also require evidence of insurability when you apply to reinstate the Base Policy if it lapsed under the terms of that policy.

3.	WSP Amount On the issue date of the WSP Rider, the WSP Amount is based on: (a) the Face Amount of the Base Policy; (b) the Face Amount of the Applicable Rider(s) listed on the Data Page (the “Applicable Riders); and (c) the Insured’s issue age, gender at birth, and risk classification. The WSP Amount will be recalculated (increased or decreased) when one or more of the following changes occur(s): (a) the Face Amount of the Base Policy changes due to, without limitation, a Face Amount Increase or Decrease and/or a partial surrender; (b) the Face Amount of any Applicable Rider is changed or an Applicable Rider is added to, or removed from the Base Policy; and/or (c) the Insured’s class of risk on the Base Policy and/or the Applicable Riders changes. The WSP Amount and any recalculations to such amount may not exceed the Maximum WSP Amount listed on the Data Page. Any increase or decrease to the WSP Amount will take effect beginning on the Monthly Deduction Day on or after the date of the recalculation and we will provide you with new Data Pages to reflect that recalculation.

The attained age of the Insured will be applied with respect to each Face Amount Increase under the Base Policy or an Applicable Rider; and/or each addition of an Applicable Rider to determine the appropriate WSP Amount, WSP Rate and WSP Rider Charge, as shown in Section 7.

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WAIVER OF SPECIFIED PREMIUM (WSP) (Continued)

Once the Benefit Period begins, the WSP Amount will not increase or decrease due to any of the changes indicated above. Once the period of Total Disability ends, the WSP Amount will be recalculated to reflect any such changes that may have occurred during the Benefit Period.

4.	Definition Of Total Disability Total Disability means the following: (a) during the first two (2) years of a Total Disability, the Insured cannot do any of the essential acts and duties of his or her job, because of disease or bodily injury; (b) after the first two (2) years of a Total Disability, the Insured, because of disease or bodily injury, cannot do any of the essential acts and duties of his or her job, or of any other job for which he or she is suited based on schooling, training or experience; (c) if the Insured is a minor that has reached his/her fifth birthday, and is required by law to attend school, he or she is not able to attend school because of disease or bodily injury; or (d) the Insured’s total loss, beginning while the WSP Rider is in effect, of the sight of both eyes or the use of both hands, both feet, or one hand and one foot. For an Insured seeking to qualify for Total Disability under (a) or (b) above, if that Insured can do some but not all of the acts and duties listed in (a) or (b) above, disability is not total and the Rider Benefits will not be in effect.

5.	Ineligible Total Disabilities We will not apply any Rider Benefits in connection with any of the following disabilities:
(1)	Those that start prior to the fifth birthday of the Insured;
(2)	Those that start at a time when the WSP Rider is not in effect;
(3)	Those that are caused by an injury that is self-inflicted on purpose;
(4)	Those that are caused by any kind of war, declared or not, or by any act incident to a war or an armed-conflict involving the armed forces of one or more countries while the Insured is a member of those armed forces; and
(5)	Those that start on or after the Policy Anniversary on which the Insured is age 65.

6.	Proof Of Total Disability Written notice and proof of Total Disability must be provided to us in a form we approve at our Service Office, or other location that we indicate to you in writing, while the Insured has a Total Disability, or as soon as it can reasonably be done.

At any time during the Benefit Period, we may require proof of the Insured’s Total Disability. After the first two consecutive years of Rider Benefits, we will only require proof on an annual basis. As part of the initial and on-going proof, we may require at our own expense that the Insured be examined by a doctor we approve.

7.	WSP Rider Charge There is a monthly charge for the WSP Rider (the “WSP Rider Charge”) that is equal to (a) x (b) x (c), where:

(a)	is the WSP Rate that can change, but will never be more than the maximum guaranteed rate, shown on the Data Page (the “WSP Guaranteed Rate”);
(b)	is the WSP Factor shown on the Data Page; and
(c)	is the WSP Amount, as shown on the Data Page.

A separate WSP Rate, WSP Factor and WSP Amount applies to: (1) the Face Amount of the Base Policy and any Applicable Rider(s) when the WSP Rider is issued; (2) each subsequent Face Amount Increase under the Base Policy and/or any Applicable Rider(s); and (3) each subsequent addition of an Applicable Rider. The cumulative amount of these WSP Rider Charge(s) is deducted from the Cash Value of the Base Policy on each Monthly Deduction Day when the WSP Rider is in effect, except during a period of Total Disability.

The WSP Rate is based on: (1) the Insured’s gender at birth; and (2) the Insured’s age at the time of either: (i) WSP Rider issue or (ii) each subsequent (A) Face Amount Increase under the Base Policy and/or any Applicable Rider(s) and (B) addition of an Applicable Rider(s); and (3) our future expectations for investment earnings, mortality, morbidity, persistency, taxes and expenses. The actual WSP Rate will be set by us in advance at least once a year, in accordance with the procedures and standards on file with the insurance department in the state or district in which the WSP Rider, Base Policy or any attached Applicable Rider(s) is/are delivered. Any change to these rates will be made on a uniform basis for Insureds of the same classification, such as attained age and gender at birth. These changes will be based on future expectations for investment earnings, mortality, morbidity, persistency, taxes and expenses.

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WAIVER OF SPECIFIED PREMIUM (WSP) (Continued)

The WSP Factor will be 1 unless additional underwriting is required. The Insured’s particular medical condition, avocation and/or occupation may warrant a higher WSP Factor or cause us to decline issuing the WSP Rider. Your WSP Factor and the Maximum WSP Factor are listed on the Data Page.

8.	Values The WSP Rider does not have cash or loan value.

9.	Incontestability Period Of WSP Rider We have no right to contest the WSP Rider after it has been in force during the lifetime of the Insured for two (2) years after its Issue Date, unless the Insured has a Total Disability within two (2) years of the Issue Date. We also have no right to contest any increase to the WSP Amount (resulting from any increase to the Face Amount of the Base Policy or an Applicable Rider(s) and/or the addition of any Applicable Rider) during the lifetime of the Insured for two (2) years after the effective date of such increase, unless the Insured has a Total Disability within two(2) years of the date of such increase.

If the WSP Rider ends, and is reinstated, we will not contest the WSP Rider, as to statements made in the application for reinstatement, after it has been in effect during the lifetime of the Insured for two (2) years from the date of reinstatement.

10.	WSP Rider’s Issue Date When the WSP Rider is issued at the same time as the Base Policy, the WSP Rider and the Base Policy have the same Issue Date. When the WSP Rider is added to a Base Policy that is already in force, we also put in an add-on rider. The add-on rider shows the Issue Date.

11.	Conformity With Law The WSP Rider is subject to all laws that apply. We reserve the right to make changes to the WSP Rider or the Base Policy to ensure that the Base Policy, including the WSP Rider and/or any add-on rider(s), qualify as life insurance under federal tax law.

12.	When WSP Rider Ends You can cancel the WSP Rider at any time by sending us a signed notice. The WSP Rider will end on the Monthly Deduction Day on or next following the date we receive your request. If the WSP Rider is still in effect on the anniversary on which the Insured is age 65, it will end on that date.

The WSP Rider ends if the Base Policy ends or is surrendered. Rider Benefits may not prevent your Base Policy from lapsing. You may be required to pay additional premiums to maintain your Base Policy in force.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

[	[

Secretary]	President]

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POLICY NUMBER- - #1[00 000 000]	INSURED- - #2[JOHN DOE]

WAIVER OF SPECIFIED PREMIUM (WSP) RIDER DATA PAGE

WSP AMOUNT*: $#3[269.07];	($#4[3,228.84] ON AN ANNUAL BASIS)

MAXIMUM WSP AMOUNT:	$12,500 PER MONTH OR $150,000 ON AN ANNUAL BASIS

WSP GUARANTEED RATE:	$#5[47.40] PER THOUSAND OF WSP AMOUNT

WSP FACTOR: #6[1]

MAXIMUM WSP FACTOR:	3

*	THE WSP AMOUNT SHOWN ON A MONTHLY BASIS WILL BE APPLIED ON EACH MONTHLY DEDUCTION DAY.

ADDITIONAL INFORMATION

ANY REFERENCE TO THE PHRASE “APPLICABLE RIDER” IN THE TEXT OF THE WSP RIDER INCLUDES THE FOLLOWING RIDER(S):

TERM INSURANCE ON OTHER COVERED INSURED (OCI)

PAGE 2-WSP                             RIDER DATA         NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

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